Exhibit 4(c)(v)

CONFORMED COPY

Dated     12 February 2003

CONSULTANCY AGREEMENT

One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref RJJ

This Agreement is made on 12 February 2003 between

(1)	SIX CONTINENTS HOTELS, INC. whose registered office is at Corporation Trust Centre, 1209 Orange Street, Wilmington, DE 19801, and whose principal place is business is Three Ravinia Drive, Suite 100, Atlanta, GA 30346 (the “Company”); and

(2)	THOMAS R OLIVER of PO Box 1205, 291, Pilot Point Lane, Boca Grande, Florida 33921 (“the Consultant”).

This Agreement records the terms on which the Consultant will provide Services to the Company.

1     Interpretation

1.1	In this Agreement :

“Board” means the board of directors of the Company from time to time;

“Company’s Representative” shall mean the Chief Executive of the ultimate holding company of the Company or such other person as the Board may nominate from time to time;

“Demerger” means the proposed demerger of the hotels and retail businesses of the Six Continents Group;

“Expiry Date” has the meaning set out in Clause 2.1 and subject to Clause 2.2;

“Group” means the Company, its ultimate holding company for the time being and the associated companies (as defined in section 435 of the UK Insolvency Act 1986) of the Company for the time being;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly; and

“holding company” has the meaning given in section 736 of the UK Companies Act 1985;

1.2	references to any statutory provisions include any modifications or re-enactments of those provisions; and

1.3	headings are for convenience and do not affect the interpretation of this Agreement.

2     Commencement and Duration

2.1	This Agreement will commence on 1 April 2003 and shall, subject to Clause 2.2 and Clause 11 below, continue until 31 March 2005 (the “Expiry Date”).

2.2	If the Demerger is not completed by 30 June 2003 this Agreement shall automatically expire on that date without liability on either party and neither the Company nor the Consultant shall be under any further obligation to the other but without prejudice to any rights that have accrued prior to 30 June 2003.

3     The Consultant’s Services

3.1	The Company agrees to engage the Consultant and the Consultant agrees to act as a Consultant.

3.2	The Consultant agrees to provide the following services (the “Services”):

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3.2.1	to advise and assist the Company’s Representative on all aspects of the business, finances and affairs of the hotel business of the Group; and

3.2.2	in particular, to:

•	coordinate such marketing studies and marketing projects for the Group,

•	develop and arrange such training on quality of service and marketing,

•	conduct such on-site reviews of the Group’s hotels facilities and services as the Company’s Representative may in each case from time to time request; and

3.2.3	to carry out such reasonable tasks as the Chairman or Chief Executive of the ultimate holding company of the Company may determine from time to time.

4     The Consultant’s Responsibilities

4.1	The Consultant will devote whatever time, attention and skill is needed to perform the Services properly (unless prevented from doing so by ill health or injury) subject to a maximum of 250 hours per annum.

4.2	The Consultant will keep the Company’s Representative informed of the progress and status of any projects on which he is engaged, by reporting in such manner as the Company’s Representative agrees with the Consultant from time to time.

4.3	Whilst the Consultant’s method of work is the Consultant’s own, the Consultant will comply with the reasonable requests of the Company’s Representative.

4.4	The Consultant will use his best endeavours to promote the interests and reputation of the Company and other Group Companies.

4.5	Subject to Clause 9, the Consultant will be responsible for providing or procuring any data, equipment or other materials needed to enable him to provide the Services.

4.6	The Consultant will work and co-operate with any personnel of the Company and any other Group Company and with any other consultants the Company and any other Group Company appoints.

5	Activities of the Consultant during the Consultancy

5.1     In this Clause 5 the expressions below have the meaning ascribed to them respectively below:

“Competing Enterprise” shall mean any person, corporation, partnership, venture or other entity (“entity”) which engages either (i) in the business of managing, franchising, running, leasing, owning or joint venturing at least 50 hotels, or (ii) which purchases or takes options on hotel rooms ("hotel booking") and in the case of (i) and (ii) the entity’s shares are publicly traded and the entity has a market capitalisation of not less than one billion pounds sterling (for these purposes "market capitalisation" shall be the aggregate market value of the ordinary shares of such entity);

“Relevant Period” means the period from 1 April 2003 to 31 March 2005 or, if earlier, the date on which this Agreement is lawfully terminated without notice by the Consultant where such termination is by reason of the Company’s breach of the Agreement or expires by reason of Clause 2.2 hereof (provided that if the Consultant serves notice of termination in accordance with Clause 11.5 hereof the “Relevant Period” shall be the period of three months commencing with the date on which such notice is served, or 30 September 2003 if later);

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“Restricted Activities” means executive, managerial, directorial, administrative, strategic, business development or supervisory responsibilities and activities relating to all aspects of hotel ownership, hotel management, hotel franchising, hotel joint-venturing or hotel booking but excluding (i) the Consultant’s employment by a unit of a Competing Enterprise which unit is not itself engaged in Restricted Activities, so long as the Consultant’s duties and responsibilities with respect to such employment are limited to the business of such unit or (ii)the Consultant’s employment by an entity which includes a Competing Enterprise where such Competing Enterprise produces revenues that account for less than 5% of the gross revenues of the entity and such Competing Enterprise is not a material part of the Consultant’s responsibilities.

5.2	The Consultant agrees that during the Relevant Period he will not without the prior written consent of the Company:

(i)	become associated with or engage in any Restricted Activities with respect to any Competing Enterprise whether as officer, employee, principal, partner, agent, consultant, independent contractor or shareholder (other than as a holder of not in excess of 1% of the outstanding voting shares of any publicly traded company);

(ii)	solicit or attempt to solicit for employment with or on behalf of any corporation, partnership, venture or other business entity, any management-level employee of the Company or any other Group Company (including for this purpose any General Manager of any hotel owned by the Company or any other Group Company); and

(iii)	solicit or attempt to solicit on his own behalf, or for or on behalf of any corporation, partnership, venture, or other business entity, any person or business entity who at the relevant time is a franchisee or joint venture partner of the Company or any other Group Company for the purpose of providing any services relating to the business of managing, running; owning, leasing, selling, buying, or joint venturing hotels or hotel booking.

5.3	The Consultant agrees that each of the paragraphs contained in Clause 5.2 above constitute an entirely separate and independent covenant on his part and the validity of one paragraph shall not be affected by the invalidity or unenforceability of another.

5.4	The Consultant agrees that he will at the request and cost of the Company enter into a direct agreement or undertaking with any Group Company whereby he will accept restrictions and provisions corresponding to the restrictions and provisions above (or such of them as may be reasonable and appropriate in the circumstances) in relation to such activities and such areas and for such a period as such company may reasonably require for the protection of its legitimate interests.

5.5	The Consultant agrees that having regard to the facts and matters set out above the restrictive covenants contained in this Clause 5 are necessary for the protection of the business and confidential information of the Company and other Group Companies.

5.6	The Consultant and the Company agree that while the restrictions imposed in this Clause are considered necessary for the protection of the Company and other Group Companies it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Company’s or any Group Company’s legitimate interest but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or

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parts of the wording thereof were deleted, restricted or limited in a particular manner then the said restrictions shall apply with such deletions, restrictions or limitations as the case may be.

5.7	The Company acknowledges and agrees that consent has already been given and that it continues to consent to the Consultant being a director of Interface Inc of Atlanta, Georgia].

6     The Consultant’s Fees

6.1	During the terms of this Agreement, the Company will pay the Consultant for providing the Services a fee at the rate of US$250,000 per annum exclusive of VAT or other taxes and less such deductions for tax or otherwise as the Company is obliged to make (where applicable).

6.2	The Consultant will submit relevant invoices at monthly intervals to the Company at its principal office for the consultancy fees showing any VAT or other taxes (if applicable) separately. No fees will be paid unless the Company receives an invoice. The Company shall discharge invoices received no later than the 15th day of each month.

7     Confidential Information

7.1	The Consultant shall not (except in the proper performance of the Services) use or disclose, or allow to be used or disclosed, any trade secrets or confidential information of the Company which the Consultant has received (whether before the date of this Agreement and in whatever capacity) without the prior written consent of the Company.

7.2	Clause 7.1 will continue to apply after the termination of this Agreement, but will not apply to information which comes into the public domain other than through unauthorised disclosure by the Consultant and in any event Clause 7.1 will terminate three years after the termination of this Agreement. The Consultant will use his best endeavours to prevent the unauthorised use or disclosure of such information.

7.3	Clause 7.1 will apply (with the necessary amendments) to trade secrets and confidential information of each Group Company which the Consultant has received. At the Company’s request, the Consultant will enter into a separate agreement or undertaking with any Group Company in the form of Clause 7.1 or on whatever terms such company considers necessary to protect its legitimate business interests in such information.

8     Intellectual Property Rights

8.1	If the Consultant (alone or with others) during this Agreement makes or creates an idea, method, invention, discovery, design or other work in performing his obligations under this Agreement (“Work”), the Consultant will disclose promptly full details of the Work to the Company and, if adopted by the Company within a reasonable period but in any event not less than one year, all rights in it will belong to the Company or any other Group Company, as appropriate.

8.2	The Consultant

8.2.1	will assign to the Company or any other Group Company, as appropriate all rights, title and interest in any current or future Work (whether existing now or brought into being in the future) which is or may become a copyright work anywhere in the world; and

8.2.2	will consider himself trustee for the Company or any other Group Company, as appropriate in relation to all such Works.

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The Consultant will in either case, at the request and expense of the Company, do everything necessary to vest all rights, title and interest in any Work in the Company or its nominee or any other Group Company absolutely as legal and beneficial owner and to secure patent or other appropriate forms of protection for the Work anywhere in the world.

8.3	The Consultant will not disclose or make use of any Work without the Company’s prior written consent except to provide the Services.

8.4	So far as permitted by law, the Consultant irrevocably waive any rights the Consultant may have under Chapter IV (moral rights) of Part I of the UK Copyright, Designs and Patents Act 1988 and any of the US or any other jurisdiction corresponding rights in respect of all Works.

8.5	Rights and obligations under this Clause 8 will continue in force after the termination of this Agreement in respect of Works made during this Agreement and will be binding on the Consultant’s personal representatives.

8.6	The Consultant will not do or fail to do any act which would or might prejudice the rights of the Company or any other Group Company under this Clause 8.

9	Independent Contractor Status

9.1	Notwithstanding any other provision of this Agreement or otherwise, in performing the services, Consultant is doing so as an independent contractor, not as an employee, agent or partner of the Company or any other Group Company. From and after the beginning of the term of this Agreement, at no time shall either party make any commitments or incur any charges or expenses for or in the name of the other party, or be considered the agent, partner, joint venturer, employer or employee of the other party, and in no event shall performing services under this Agreement give Consultant any right in or claim to any employee benefits of the Company.

9.2	The Company will not be liable for any of the Consultant’s acts or omissions and the Consultant undertakes to the Company for itself and as agent and trustee for each Group Company that he will indemnify and keep the Company and each Group Company indemnified against all costs, claims, expenses and liabilities whatsoever and howsoever incurred resulting from or arising out of any of the Consultant’s acts or omissions.

9.3	If the Company requests, the Consultant will enter into an agreement with any other Group Company to provide that company with an equivalent indemnity to that provided to the Company in Clause 9.2.

9.4	The Consultant will not pledge the credit of the Company or any other Group Company sign any document, enter into any agreement or make any promise on behalf of the Company or any other Group Company.

9.5	The Consultant will account for any income tax, national insurance contribution or Value Added Tax payable in connection with this Agreement to the appropriate authorities. The Consultant undertakes to the Company for itself and as agent and trustee for each Group Company that he will indemnify and keep the Company indemnified in respect of any assessment, determination or demand levied or made by any taxation authority (including but not limited to, the IRS, any State and/or its agencies, the Inland Revenue and/or the Contributions Agency and/or HM Customs and Excise) arising out of or in connection with this Agreement and any interest, charges or penalties in relation thereto together with any costs and expenses incurred by the Company in dealing with any assessment, determination or demand.

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9.6	If the Company requests, the Consultant will enter into an agreement with any other Group Company to provide that company with an equivalent indemnity to that provided to the Company in Clause 9.7.

9.7	Subject to the Consultant’s other obligations under this Agreement, nothing will prevent the Consultant from engaging in other consultancy activities or in part—time employment.

9.8	If the Consultant is unable to perform the Services, the Consultant will give the Company as much prior warning as possible of his unavailability and the Consultant will suggest a suitable substitute consultant to perform the Services.

10     Documents and Materials

At any time during this Agreement or on termination of this Agreement, the Consultant will (at the request of the Company) deliver to the Company all documents and other materials prepared by the Consultant in connection with the Services and the Consultant will not make or retain any copies of them. The Consultant will also (at the request of the Company) deliver to the Company all other property belonging to or relating to any Group Company which is in his possession or under his control.

11     Early Termination

11.1	If the Consultant does not carry out the Services for three consecutive months or more, the Company will be entitled to terminate this Agreement immediately by notice.

11.2	The Company can terminate this Agreement immediately by notice if:

11.2.1	the Consultant has not performed the Services to the standard reasonably required by the Board; or

11.2.2	the Consultant does not comply with Clauses 3.2, 4.2, 4.3, 5, 7, 8, 9.2, 9.3, 9.4, 9.5, 9.6, 10 or 11 of this Agreement; or

11.2.3	the Consultant materially breaches any of his other obligations under this Agreement; or

11.2.4	the Consultant does anything which, in the opinion of the Board, brings the Consultant or the Company or any other Group Company into disrepute.

11.3	The Consultant will have no claim for damages or any other remedy against the Company if this Agreement is terminated for any of the reasons set out in this Clause 11.

11.4	If the Company terminates this Agreement in breach the Company shall at the request of the Consultant by way of liquidated damages pay the Consultant a sum equal to the fees that would have been paid to the Consultant pursuant to Clause 6.1 above up to the Expiry Date. Such payment shall be subject to such deductions, including tax, as the Company is obliged to make and conditional upon the Consultant entering into such agreement or agreements under seal as the Company may reasonably require (including a release agreement) whereby the Consultant accepts such sum in full and final settlement of all and any claims that the Consultant would have against the Company arising out of the termination of this Agreement and validly waives all such claims against the Company.

11.5	The Consultant may terminate this Agreement (but without prejudice to those provisions that are expressed to apply after its termination) by giving to the Company not less than three months’ notice.

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12     Assignment

12.1	This Agreement is personal to the Consultant and the Consultant cannot assign, delegate or sub-contract his obligations under it to anyone else.

12.2	Without prejudice to Clause 12.1, with prior written approval of the Company (which will not be unreasonably withheld or delayed) the Consultant may engage his own employees or independent contractors to assist him with his work under this agreement. Any such employees or independent contractor proposed by the Consultant will, if required by the Company, first enter into direct covenants with the Company and any other Group Company in terms similar to Clauses 5, 7, 8, 9 and 10.

13     Notices

13.1	Any notices given under this Agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given with a copy addressed to the Company Secretary of the ultimate holding company of the Company (at the registered office of the holding company). Notice to the Consultant must be given to him personally or sent to his last known address. Any letter must be sent by expedited courier service.

13.2	Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

14     Miscellaneous

14.1	This Agreement may only be modified by the written agreement of the parties.

14.2	This Agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties (except for those terms implied by law which cannot be excluded by the Agreement of the parties) in relation to the subject matter of this Agreement at the date of this Agreement. The Consultant acknowledges that he has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it. The Consultant agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this Agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this Agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

14.3	Neither party’s rights or powers under this Agreement will be affected if:

14.3.1	one party delays in enforcing any provision of this Agreement; or

14.3.2	one party grants time to the other party.

14.4	If either party agrees to waives his rights under a provision of this Agreement, that waiver will only be effective if it is in writing and it is signed by him. A party’s agreement to waive any breach of any term or condition of this Agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

15     Governing Law

This Agreement shall be governed by and construed in accordance with Georgia law, without regard to its rules regarding conflicts of law. Any controversy or claim arising out of or relating

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to this Agreement shall be settled by arbitration in accordance with the Commercial Arbitration rules of the American Arbitration Association. The place of arbitration shall be Atlanta, Georgia. The parties agree that the award of the arbitrators shall be the sole and exclusive remedy between them, and judgment upon the award of the arbitrators may be entered in any court having jurisdiction. The Award shall include interest from the date of any damages incurred and from the date of the award until paid in full, at a rate equal to the prime commercial lending rate published in the Wall Street Journal on the date of the award.

IN WITNESS WHEREOF the undersigned have executed this Agreement in Georgia on the date first written above.

EXECUTED by SIX CONTINENTS HOTELS, INC.

By: Stevan D. Porter
Name (Print): STEVAN D. PORTER

Title: PRESIDENT

SIGNED as a DEED by THOMAS R OLIVER in the presence of:	} Thomas R. Oliver Gillian Chrusclkowska

Name	GILLIAN CHRUSCLKOWSKA

Address	2 GRAYSWOOD PLACE HASLEMERE SURREY

Occupation	SECRETARY

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